DC
No Act
P.E. 1-18-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 19, 2007

RECD S.E.C.
MAR 2 0 2007
1086

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/19/2007

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Mr. Parsons:

This is in response to your letters dated January 18, 2007 and January 25, 2007 concerning the shareholder proposal submitted to ExxonMobil by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 22, 2007 and January 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

07050021

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

34088

From: CFLETTERS
Sent: Monday, January 29, 2007 11:38 AM
To: Yu, Ted
Cc: Branscomb, Denise
Subject: FW: Exxon Mobil Corporation (XOM) # 2 Shareholder Position on Company No-Action Request (Kenneth Steiner)

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Sunday, January 28, 2007 3:52 PM
To: CFLETTERS
Cc: James Parsons
Subject: Exxon Mobil Corporation (XOM) # 2 Shareholder Position on Company No-Action Request (Kenneth Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Special Shareholder Meetings Kenneth Steiner

Ladies and Gentlemen:

This is a second response to the company January 18, 2007 no action request, supplanted January 25, 2007.

The company January 25, 2007 letter argues that its sleight-of-hand methods in rule 14a-8 proposal communications should prevail.

The company sent the proponent verifiable communication that led the proponent to believe that the company accepted the proponent's delegation of the proof-of-ownership correspondence.

The company January 25, 2007 letter establishes that the company failed to give notice to the proponent that the company would not provide the person, designated for the proof-of-ownership correspondence, any verifiable communication regarding the proof-of-ownership requirement.

The company January 25, 2007 letter acknowledges that the company did not forward any verifiable and timely proof-of-ownership communication to the proof-of-ownership designee. Furthermore the company did not send any communication to the designee, even in a non-verifiable manner, that the company would not accept the proof-of-ownership designation.

The company seems to argue that proponents should be handcuffed from obtaining any assistance with proof-of-ownership correspondence. There is no precedent for such a handcuffing. This is one area with a long history of aggressive activity by companies to exclude otherwise sound rule 14a-8 proposals due to the smallest technical defect compared to the strict rules.
And these rules are counterintuitive to many shareholders and brokers.

The company no action request is nothing more than a company request to be rewarded for writing a deceptive letter requesting proof of ownership. The company letter, requesting proof of ownership for Mr. Kenneth Steiner, lists the undersigned for a copy according to the exhibit provided by the company.
Yet the undersigned did not receive a copy. The company provided no exhibit or [3]tracking information[2] that the undersigned received a copy of the request for proof of ownership letter. Thus Mr. Kenneth Steiner was led to believe in bad faith that the undersigned received a copy of the company proof-of-ownership letter.

The company exhibit of Mr. Kenneth Steiner[1]s submittal letter shows that Mr.
Steiner requested that the company forward all subsequent rule 14a-8 correspondence exclusively to the undersigned. This included proof-of-ownership. It was particularly convenient for the company to communicate with the undersigned because the company had the email address of the undersigned as provided in Mr. Kenneth Steiner[1]s rule 14a-8 submittal letter.

Furthermore Mr. James Parsons, who authored the no action request, had a history of sending email messages to the undersigned as long ago as 3-years
([3]12 Jan 2004[2]) at the same email address. For example:
------ Forwarded Message
From: <james.e.parsons@exxonmobil.com>
Date: Mon, 12 Jan 2004 16:15:17 -0600
To: <olmsted7p@earthlink.net>
Subject: Policy Statement on Poison Pills

John,

Here is a link to the poison pill policy approved by our Board last February and posted on our website. In case you have trouble opening the link, I also include a "cut and paste" of the policy text. Š

Our policy has been well received by other shareholders. I hope you will agree it meets the spirit and intent of your proposal and that you would be willing to withdraw your proposal on that basis.

Please let me know.

Regards,

Jim

The proponent continues to own qualifying stock is willing to provide a proof-of-ownership letter in the same format as Mr. Kenneth Steiner[1]s letter for his rule 14a-8 proposal published in the company 2006 definitive proxy.

In regard to the company claim on Section 14A:5-3, the rule 14a-8 proposal states:

[3]3 Special Shareholder Meetings
[3]RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% of our outstanding common stock the power to call a special shareholder meeting.[2]

Clearly the above text does not call for special shareholder meeting through an [3]application[2] to the Superior Court of New Jersey.

Reference:
[3]Section 14A:5-3. Call of special meeting of shareholders

Special
meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order.[2]

For the above reasons it is respectfully requested that concurrence not be granted to the company[1]s request to be rewarded for writing a deceptive letter concerning proof-of-ownership. And also for not following the proponent[1]s request for subsequent correspondence. Sleight-of-hand company methods in rule 14a-8 proposal communication should not prevail. The proponent continues to own qualifying stock is willing to provide a proof-of -ownership letter in the same format as Mr. Kenneth Steiner[1]s letter for his rule 14a-8 proposal published in the company 2006 definitive proxy.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 18, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Call of Special Meetings

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Kenneth Steiner and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting because the proponent failed to establish eligibility to submit the proposal. The proposal may also be excluded from our proxy material on the grounds of substantial implementation. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The Proposal.

The proposal asks the Board to amend the bylaws to give holders of 10% of the company's outstanding common stock the power to call a special meeting of shareholders.

Grounds for Omission.

Proponent has failed to demonstrate eligibility. The proposal is dated October 29, 2006, and was faxed to our office on December 6, 2006. By letter dated December 14, 2006 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

Our letter of December 14 specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date the proponent submits a proposal. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent must provide proof of ownership from the record holder (such as a bank or broker) through whom the proponent may own shares beneficially. As required by Rule 14a-8(f), we also advised the proponent that a response adequately correcting the identified problems must be postmarked or transmitted electronically to us no later than 14 days from the date the proponent received our letter. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter notifying the proponent of deficiencies was delivered to the proponent on December 15, 2006. The 14th day after that date was December 29.

As of the date of this letter, almost three weeks after the applicable deadline, we have received no response from the proponent to our letter. The proposal may therefore be omitted under Rule 14a-8(f).

Proposal is moot. Although the proponent has failed to demonstrate eligibility to submit the proposal and the proposal may be excluded from our proxy material on that basis, we also note the existence of substantive grounds for omission under Rule 14a-8(i)(10).

Section 14A:5-3 of the New Jersey Business Corporation Act, which governs Exxon Mobil Corporation, provides in pertinent part as follows:

> " ... upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order."

Nothing in ExxonMobil's charter or bylaws overrules this statutory provision. Thus, the holders of 10% of ExxonMobil's common stock already have the right to call a special meeting, rendering the proposal moot and excludable under Rule 14a-8(i)(10).

The requirement contained in the New Jersey statute for a court order upon showing of good cause serves not to impair the right of 10% shareholders to call a meeting but to protect the corporation against potential abuse of this right. The official Comment to Section 14A:5-3 states:

> "The [New Jersey Corporation Law Revision] Commission has accepted the Model Act limitation of 10%, but has added the requirement that the shareholders must apply to the court for an order directing the meeting. The Commission believed that such a requirement would provide a desirable protection to the corporation against multiple calls for special meetings by minority shareholders."

Thus, the only difference between the proposal and the existing state of affairs for ExxonMobil is that the proposal would theoretically permit abusive special meeting calls. We do not believe this distinction should be given weight in assessing whether or not the proposal has been substantially implemented within the meaning of Rule 14a-8(i)(10).

To the extent the proposal would allow abusive calls of meetings, the proposal would also be contrary to the clearly expressed public policy of New Jersey that corporations should be protected from meetings called without good cause. We believe this provides another ground for exclusion of the proposal under Rule 14a-8(i)(2), as the proposal would be contrary to state law.

Should the staff not agree with our analysis of the proponent's eligibility, we respectfully request the opportunity to provide a fuller briefing of the substantive grounds for excluding this proposal, including a supporting opinion of outside New Jersey counsel.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent and the proponent's designated representative.

Sincerely,

James E. Parsons/ch

James Earl Parsons

JEP/clh
Enclosures

Proponent:

Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Proponent's Representative:

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

EXHIBIT 1

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Rex W. Tillerson
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Tillerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Kenneth Steiner

10/29/06

cc: Henry Hubble
Corporate Secretary
PH: 972 444-1000
T: 972-444-1538
FX: 972 444-1348
FX: 972-444-1505

SHAREHOLDER PROPOSAL

DEC 07 2006

NO. OF SHARES -0-
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

[Rule 14a-8 Proposal, December 6, 2006]

3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% of our outstanding common stock the power to call a special shareholder meeting.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states provide that holders of 10% of shares may call a special meeting. Eastman Kodak is an example of a New Jersey incorporated company allowing 10% of shareholders to call a special meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings. This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

Special Shareholder Meetings
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2006

VIA UPS - OVERNIGHT DELIVERY

Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Dear Mr. Steiner:

This will acknowledge receipt of the proposal concerning special shareholder meetings, which you have submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 6, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 6, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We believe that the intent of this shareholder proposal has been met, as New Jersey law already gives holders of 10% or more of ExxonMobil's stock the statutory right to call a special meeting of shareholders upon a showing of good cause in state Superior Court. The proposal is therefore unnecessary and redundant.

I hope this information is sufficient for you to withdraw the proposal. Enclosed is a withdrawal form for your consideration. If you have any questions or want to discuss further, contact me at 972.444.1538 or Dave Henry at 972.444.1193.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

I note that you have designated Mr. John Chevedden, or his further delegate, as your representative for all purposes of this shareholder proposal. Mr. Chevedden should identify himself as your designated representative at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If, as your letter permits, Mr. Chevedden intends to appoint another person to act in his place as your representative to present your proposal, Mr. Chevedden must provide documentation signed by him that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated by you to Mr. Chevedden to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of Mr. Chevedden should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers of this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosures

c: Mr. John Chevedden

Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

I, Kenneth Steiner, hereby withdraw my shareholder proposal concerning special shareholder meetings, which I have submitted to Exxon Mobil Corporation in connection with their 2007 annual meeting of shareholders.

Sincerely,

Kenneth Steiner

"QuantumView"
<QuantumViewNotify@ups.com>

12/15/06 10:41 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0195621863

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 15-December-2006 / 10:28 AM
Driver Release Location: FRONT DOOR

Shipment Detail

Ship To:
Mr. Kenneth Steiner
Mr. Kenneth Steiner
14 Stoner Avenue, 2M
GREAT NECK
NY
110212100
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195621863
Reference Number 1:	0137/6401

____2@@2@@2s8J_IrWTuRNxu6P64JOh5RDuttJRhJ3N462Jh____

[redacted]

From: CFLETTERS
Sent: Tuesday, January 23, 2007 9:21 AM
To: [redacted]
Cc: [redacted]
Subject: FW: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request (Kenneth Steiner)

Follow Up Flag: Follow up
Flag Status: Completed

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 23, 2007 2:24 AM
To: CFLETTERS
Cc: James Parsons
Subject: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request (Kenneth Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 22, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Special Shareholder Meetings Kenneth Steiner

Ladies and Gentlemen:

This is an initial response to the company January 18, 2007 no action request.

The company no action request is nothing more than a company request to be rewarded for writing a deceptive letter requesting proof of ownership. The company letter, requesting proof of ownership for Mr. Kenneth Steiner, lists the undersigned for a copy according to the exhibit provided by the company.
Yet the undersigned did not receive a copy. The company provided no exhibit or "tracking information" that the undersigned received a copy of the request for proof of ownership letter. Thus Mr. Steiner was led to believe in bad faith by the company that the undersigned received a copy of the company letter.

The company no action request is also a company request to be rewarded for not following the proponent's request for subsequent correspondence. The company exhibit of Mr. Steiner's submittal letter shows that Mr. Steiner requested that the company forward all subsequent rule 14a-8 correspondence exclusively to the undersigned. It was particularly convenient for the company to communicate with the undersigned because the company had the email address of the undersigned as provided in Mr. Steiner's rule 14a-8 submittal letter.

Additionally the company knew that the undersigned forwarded the proof of ownership letter for Mr. Steiner's rule 14a-8 proposal that was published in the 2006 definitive proxy.

Furthermore Mr. James Parsons, who authored the no action request, had sent email messages to the undersigned as long as 3-years ago ([3]12 Jan 2004[2]) at the same email address. For example:
------ Forwarded Message
From: <james.e.parsons@exxonmobil.com>
Date: Mon, 12 Jan 2004 16:15:17 -0600
To: <olmsted7p@earthlink.net>
Subject: Policy Statement on Poison Pills

John,

Here is a link to the poison pill policy approved by our Board last February and posted on our website. In case you have trouble opening the link, I also include a "cut and paste" of the policy text. Š

Our policy has been well received by other shareholders. I hope you will agree it meets the spirit and intent of your proposal and that you would be willing to withdraw your proposal on that basis.

Please let me know.

Regards,

Jim

The proponent continues to own qualifying stock is willing to provide a proof ownership letter in the same format as Mr. Steiner[1]s letter for his rule 14a-8 proposal published in the company 2006 definitive proxy.

In regard to the company claim on Section 14A:5-3, the rule 14a-8 proposal
states:

[3]3 Special Shareholder Meetings
[3]RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% of our outstanding common stock the power to call a special shareholder meeting.[2]

Clearly the above text does not call for special shareholder meeting through an [3]application[2] to the Superior Court of New Jersey.

Reference:
[3]Section 14A:5-3. Call of special meeting of shareholders

Special
meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order.[2]

For the above reasons it is respectfully requested that concurrence not be granted for the company[1]s request to be rewarded for writing a deceptive letter concerning proof of ownership. And also for not following the proponent's request for subsequent correspondence. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 25, 2007

RECEIVED
2007 JAN 26 AM 11: 34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8

Omission of Shareholder Proposal Regarding Cumulative Voting (submitted by E. Rossi)

Omission of Shareholder Proposal Regarding Call of Special Meetings (submitted by K. Steiner)

Gentlemen and Ladies:

By letters dated January 18, 2007, Exxon Mobil Corporation requested the staff's concurrence with the omission of the captioned proposals from our proxy material for the upcoming annual meeting. Messrs. E. Rossi and K. Steiner each failed to demonstrate eligibility to submit a shareholder proposal in accordance with the requirements of Rule 14a-8(b)(2).

Messrs. E. Rossi and K. Steiner each named John Chevedden as the proponent's "proxy"[1]. On January 23, 2007, we received by email copies of separate letters submitted to the staff by Mr. Chevedden opposing the company's no-action requests. In both cases, Mr. Chevedden argues that the company's notices of deficiency to the proponents, requesting the proponents to furnish appropriate proof of beneficial ownership, were inadequate because Mr. Chevedden claims not to have received copies of those letters.

As a courtesy to the proponents and to Mr. Chevedden, ExxonMobil included Mr. Chevedden as a "cc" on the notices of deficiency given to Mr. E. Rossi and Mr. K. Steiner. I have confirmed with our staff that those copies were mailed at the same time as the letters to the

[1] Mr. Chevedden is also named the "proxy" for Mr. W. Steiner, who submitted a proposal regarding recoupment of incentive pay. Mr. W. Steiner's share ownership was established on a timely basis.

proponents. However, whether or not Mr. Chevedden ever received these letters is irrelevant to our no-action request under Rule 14a-8. It is the proponent who must demonstrate beneficial ownership of shares sufficient to submit a shareholder proposal in the first place, and it is the proponent to whom the company is required to give notice of deficiency under Rule 14a-8(f)[2].

Rule 14a-8(h) contemplates that an otherwise eligible proponent may appoint a representative to attend the annual meeting to present the proposal. Rule 14a-8 does not contemplate that a proponent may delegate to a representative the responsibility for establishing the proponent's own eligibility to submit a proposal.[3]

Copies of our notices of deficiency to Mr. E. Rossi and Mr. K. Steiner, together with proof of delivery to each proponent, are included in Exhibit 1 to our respective no-action letters dated January 18 regarding these proposals.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to Messrs. Rossi, Steiner, and Chevedden.

Sincerely,

James Earl Parsons

JEP/clh
Enclosures

---

[2] We note that both of the proponents (as well as Mr. Chevedden) are long-time shareholder activists who are well versed in the requirements of Rule 14a-8, including the requirements for demonstrating beneficial ownership. As noted above, a third proponent represented by Mr. Chevedden this year provided adequate proof of ownership on a timely basis. As noted in ExxonMobil's January 18 letter, Mr. E. Rossi also provided proof of ownership, but not until after the 14 day deadline.

[3] If Mr. Chevedden is in fact standing in the shoes of these shareholders for this purpose, then Mr. Chevedden should be treated as the proponent. In that case, the proposals regarding call of special meetings (K. Steiner) and regarding recoupment of incentive pay (W. Steiner) may be excluded under Rule 14a-8(c), since Mr. Chevedden would have submitted three proposals for the meeting and the proposal regarding cumulative voting (E. Rossi) was received first.

cc: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Mr. Emil Rossi
14200 Highway 128
Boonville, CA 95415

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Branscomb, Denise

From: CFLETTERS
Sent: Tuesday, January 23, 2007 9:21 AM
To: Yu, Ted
Cc: Branscomb, Denise
Subject: FW: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request (Kenneth Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 23, 2007 2:24 AM
To: CFLETTERS
Cc: James Parsons
Subject: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request (Kenneth Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 22, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Special Shareholder Meetings Kenneth Steiner

Ladies and Gentlemen:

This is an initial response to the company January 18, 2007 no action request.

The company no action request is nothing more than a company request to be rewarded for writing a deceptive letter requesting proof of ownership. The company letter, requesting proof of ownership for Mr. Kenneth Steiner, lists the undersigned for a copy according to the exhibit provided by the company.
Yet the undersigned did not receive a copy. The company provided no exhibit or ³tracking information² that the undersigned received a copy of the request for proof of ownership letter. Thus Mr. Steiner was led to believe in bad faith by the company that the undersigned received a copy of the company letter.

The company no action request is also a company request to be rewarded for not following the proponent¹s request for subsequent correspondence. The company exhibit of Mr. Steiner¹s submittal letter shows that Mr. Steiner requested that the company forward all subsequent rule 14a-8 correspondence exclusively to the undersigned. It was particularly convenient for the company to communicate with the undersigned because the company had the email address of the undersigned as provided in Mr. Steiner[1]s rule 14a-8 submittal letter.

Additionally the company knew that the undersigned forwarded the proof of ownership letter for Mr. Steiner[1]s rule 14a-8 proposal that was published in the 2006 definitive proxy.

Furthermore Mr. James Parsons, who authored the no action request, had sent email messages to the undersigned as long as 3-years ago ([3]12 Jan 2004[2]) at the same email address. For example:
------ Forwarded Message
From: <james.e.parsons@exxonmobil.com>
Date: Mon, 12 Jan 2004 16:15:17 -0600
To: <olmsted7p@earthlink.net>
Subject: Policy Statement on Poison Pills

John,

Here is a link to the poison pill policy approved by our Board last February and posted on our website. In case you have trouble opening the link, I also include a "cut and paste" of the policy text. Š

Our policy has been well received by other shareholders. I hope you will agree it meets the spirit and intent of your proposal and that you would be willing to withdraw your proposal on that basis.

Please let me know.

Regards,

Jim

The proponent continues to own qualifying stock is willing to provide a proof ownership letter in the same format as Mr. Steiner[1]s letter for his rule 14a-8 proposal published in the company 2006 definitive proxy.

In regard to the company claim on Section 14A:5-3, the rule 14a-8 proposal states:

[3]3 Special Shareholder Meetings
[3]RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% of our outstanding common stock the power to call a special shareholder meeting.[2]

Clearly the above text does not call for special shareholder meeting through an [3]application[2] to the Superior Court of New Jersey.

Reference:
[3]Section 14A:5-3. Call of special meeting of shareholders

Special
meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order.[2]

For the above reasons it is respectfully requested that concurrence not be granted for the company's request to be rewarded for writing a deceptive letter concerning proof of ownership. And also for not following the proponent's request for subsequent correspondence. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

Branscomb, Denise

From: CFLETTERS
Sent: Monday, January 29, 2007 11:38 AM
To: Yu, Ted
Cc: Branscomb, Denise
Subject: FW: Exxon Mobil Corporation (XOM) # 2 Shareholder Position on Company No-Action Request (Kenneth Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Sunday, January 28, 2007 3:52 PM
To: CFLETTERS
Cc: James Parsons
Subject: Exxon Mobil Corporation (XOM) # 2 Shareholder Position on Company No-Action Request (Kenneth Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Special Shareholder Meetings Kenneth Steiner

Ladies and Gentlemen:

This is a second response to the company January 18, 2007 no action request, supplanted January 25, 2007.

The company January 25, 2007 letter argues that its sleight-of-hand methods in rule 14a-8 proposal communications should prevail.

The company sent the proponent verifiable communication that led the proponent to believe that the company accepted the proponent¹s delegation of the proof-of-ownership correspondence.

The company January 25, 2007 letter establishes that the company failed to give notice to the proponent that the company would not provide the person, designated for the proof-of-ownership correspondence, any verifiable communication regarding the proof-of-ownership requirement.

The company January 25, 2007 letter acknowledges that the company did not forward any verifiable and timely proof-of-ownership communication to the proof-of-ownership designee. Furthermore the company did not send any communication to the designee, even in a non-verifiable manner, that the company would not accept the proof-of-ownership designation.

The company seems to argue that proponents should be handcuffed from obtaining any assistance with proof-of-ownership correspondence. There is no precedent for such a handcuffing. This is one area with a long history of aggressive activity by companies to exclude otherwise sound rule 14a-8 proposals due to the smallest technical defect compared to the strict rules.
And these rules are counterintuitive to many shareholders and brokers.

The company no action request is nothing more than a company request to be rewarded for writing a deceptive letter requesting proof of ownership. The company letter, requesting proof of ownership for Mr. Kenneth Steiner, lists the undersigned for a copy according to the exhibit provided by the company.
Yet the undersigned did not receive a copy. The company provided no exhibit or ³tracking information² that the undersigned received a copy of the request for proof of ownership letter. Thus Mr. Kenneth Steiner was led to believe in bad faith that the undersigned received a copy of the company proof-of-ownership letter.

The company exhibit of Mr. Kenneth Steiner¹s submittal letter shows that Mr.
Steiner requested that the company forward all subsequent rule 14a-8 correspondence exclusively to the undersigned. This included proof-of-ownership. It was particularly convenient for the company to communicate with the undersigned because the company had the email address of the undersigned as provided in Mr. Kenneth Steiner¹s rule 14a-8 submittal letter.

Furthermore Mr. James Parsons, who authored the no action request, had a history of sending email messages to the undersigned as long ago as 3-years (³12 Jan 2004²) at the same email address. For example:
------ Forwarded Message
From: <james.e.parsons@exxonmobil.com>
Date: Mon, 12 Jan 2004 16:15:17 -0600
To: <olmsted7p@earthlink.net>
Subject: Policy Statement on Poison Pills

John,

Here is a link to the poison pill policy approved by our Board last February and posted on our website. In case you have trouble opening the link, I also include a "cut and paste" of the policy text. Š

Our policy has been well received by other shareholders. I hope you will agree it meets the spirit and intent of your proposal and that you would be willing to withdraw your proposal on that basis.

Please let me know.

Regards,

Jim

The proponent continues to own qualifying stock is willing to provide a proof-of-ownership letter in the same format as Mr. Kenneth Steiner¹s letter for his rule 14a-8 proposal published in the company 2006 definitive proxy.

In regard to the company claim on Section 14A:5-3, the rule 14a-8 proposal states:

³3 Special Shareholder Meetings
³RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% of our outstanding common stock the power to call a special shareholder meeting.²

Clearly the above text does not call for special shareholder meeting through an ³application² to the Superior Court of New Jersey.

Reference:
³Section 14A:5-3. Call of special meeting of shareholders

Special
meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order.²

For the above reasons it is respectfully requested that concurrence not be granted to the company¹s request to be rewarded for writing a deceptive letter concerning proof-of-ownership. And also for not following the proponent¹s request for subsequent correspondence. Sleight-of-hand company
methods in rule 14a-8 proposal communication should not prevail. The proponent continues to own qualifying stock is willing to provide a proof-of -ownership letter in the same format as Mr. Kenneth Steiner¹s letter for his rule 14a-8 proposal published in the company 2006 definitive proxy.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
James Parsons <james.e.parsons@exxonmobil.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal asks the board to amend the bylaws to give holders of 10% of the company's outstanding common stock the power to call a special meeting.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to the submission of the proposal. We note, however, that it appears that ExxonMobil failed to notify the proponent's designated representative of any procedural or eligibility deficiencies under rule 14a-8(b), as instructed by the proponent's cover letter. Accordingly, unless the proponent provides ExxonMobil with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END